Exhibit 99.1

INVESTOR CONTACT:	MEDIA CONTACT:
Chris Burns Ph: 800-252-3526 David Marshall Ph: 353-1-709-4444	Mary Stutts Ph: 650-794-4403 Niamh Lyons Ph: 353-1-663-3602

Elan Announces Change in Board of Directors
Appoints Former Eli Lilly Senior Executive to Board

DUBLIN, Ireland – May 12, 2009 – Elan Corporation, plc (NYSE: ELN) today announced the appointment of Richard D. Pilnik, former Chief Marketing Officer of Eli Lilly and Company, as non-executive director of the Company.  Mr. Pilnik will join the Board effective June 1st.

Mr. Kyran McLaughlin, Chairman of Elan, said, “The Board is delighted to welcome Mr. Pilnik, who is an exceptionally talented, well-regarded and accomplished senior executive with 25 years of industry experience. His expertise in pharmaceutical marketing and sales – both in the United States and in international markets – and a proven track record of driving growth at a top-tier, global company, makes him a valuable addition to the Board. We are confident that Elan will benefit from his wealth of experience, extensive industry knowledge and strong leadership skills, and we are enthusiastic to collaborate with him as we seek to maximize the potential of the Company and deliver sustainable long-term shareholder value.”

Mr. Pilnik said, “I am very excited to be joining Elan’s Board at this important time in the Company’s evolution.  Elan has one of the best product portfolios and pipelines in the biotech industry and I am looking forward to working closely with management, the new Commercial Committee and the rest of the board to help maximize the value of these important medicines in the marketplace.”

Mr. Richard D. Pilnik, (52), brings extensive industry experience to Elan, having served in several leadership positions during his 25-year career at Eli Lilly and Company. Most recently at Eli Lilly, Mr. Pilnik served as Group Vice President and Chief Marketing Officer, where he was directly responsible for commercial strategy, market research and medical marketing.  Prior to that, Mr. Pilnik served as President of Eli Lilly Europe, Middle East, Africa and the Commonwealth of Independent States (CIS), a regional organization of former Soviet Republics, where he oversaw 50 countries and positioned Eli Lilly as the fastest growing pharmaceutical company in the region. Mr. Pilnik also held several marketing and sales management positions in the United States, Europe and Latin America during his tenure at Eli Lilly. Currently, Mr. Pilnik serves as President of Innovex, the commercial group of Quintiles Transnational Corp., which is a global pioneer in pharmaceutical services.  Mr. Pilnik holds a BA from Duke University and an MBA from the Kellogg School of Business at Northwestern University.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

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